Item 77D

Scudder Small Company Stock Fund, a series of INVESTMENT TRUST

On July 1, 2002, Scudder Small Company Stock Fund, a series of Investment Trust, changed its name-related investment strategy. Prior to July 1, 2002, the Fund's policy stated that the fund pursues its goal by investing at least 65% of total assets in common stocks of small U.S. companies with potential for above-average long-term capital growth. The fund normally focuses on companies whose market capitalizations are below $2 billion. The strategy was revised as follows: Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks of small U.S. companies with potential for above-average long-term capital growth. These companies are similar in size to the companies in the Russell 2000 Index.